SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                             -----------------


                                  FORM T-3
            FOR APPLICATION FOR QUALIFICATION OF INDENTURE UNDER
                      THE TRUST INDENTURE ACT OF 1939
                               CONSOLTEX INC.
                                    and
                            CONSOLTEX (USA) INC.


                            (Name of Applicant)


 8555 Route Transcanadienne                              499 Seventh Avenue
aint-Laurent, Quebec H4S 1Z6                           3rd Floor, South Tower
           Canada                                     New York, New York 10018
       (514) 333-8800                                          U.S.A.
                                                          (212) 643-8550

(Address And Telephone Number of      (Address And Telephone Number of Consolte
       Consoltex Inc.'s Principal      (USA) Inc.'s Principal Executive Offices)
        Executive Offices)

        SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

               TITLE OF CLASS                             AMOUNT
 11% Senior Subordinated Pay-in-Kind Notes            US$118,110,000
                  due 2009

               Approximate Date Of Proposed Public Offering:
          As promptly as possible after the Effective Date of this
                       Application for Qualification



                   Name and Address of Agent for Service:

                              Paul J. Bamatter
                               Consoltex Inc.
                         8555 Route Transcanadienne
                       Saint-Laurent, Quebec H4S 1Z6
                                   Canada
                               (514) 333-8800

                                  Copy To:
                           Nick P. Saggese, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                           300 South Grand Avenue
                         Los Angeles, Ca 90071-3144
                               (213) 687-5000


                                  GENERAL

1.       General Information.

(a)      Form of organization: Consoltex Inc. ("Consoltex") and Consoltex
         (USA) Inc. ("Consoltex USA," together with Consoltex, the "Issuers") are both corporations.

(b)      State or other sovereign power under the laws of which organized:
         Consoltex is incorporated under the laws of New Brunswick, Canada. Consoltex USA is incorporated in the State of New York.

2.       Securities Act Exemption Applicable.

         Pursuant to the terms and subject to the conditions set forth in the Confidential Offering Circular and Consent Solicitation Statement (the "Offering Circular") dated January 10, 2002 and an accompanying consent and letter of transmittal ("Consent and Letter of Transmittal"), the Issuers propose to exchange (the "Exchange Offer"), at the Holder's (as defined below) election, either (i) US$935 principal amount of their 11% Senior Subordinated Pay-in-Kind Notes due 2009 (the "New Notes") for each US$1,000 principal amount of their outstanding 11% Series B Senior Subordinated Notes due 2003 (the "Old Notes"), and $55 principal amount of New Notes for all of the accrued but unpaid interest on the Old Notes through the date of the Exchange Offer, or (ii) $573.63 principal amount of the New Notes and $46.38 in cash for each $1,000 principal amount of the Old Notes, and $33.74 principal amount of the New Notes for all of the accrued but unpaid interest on the Old Notes through the date of the Exchange Offer. The New Notes will be issued under the indenture to be qualified hereby.

         The Issuers' obligations under the New Notes will be unconditionally guaranteed by Consoltex USA's direct and indirect subsidiaries: Consoltex International Inc. (f/k/a The Balson-Erlanger Group Ltd.), a Rhode Island corporation, LINQ Industrial Fabrics II, Inc., a Delaware corporation, Rafytek, S.A. de C.V., a corporation organized under the laws of Mexico, and Consoltex Mexico, S.A. de C.V., a corporation organized under the laws of Mexico (collectively, the "Subsidiary Guarantors") and by Consoltex Holdings, Inc., a Delaware corporation and the parent of the Issuers (together with the Subsidiary Guarantors, the "Guarantors"). The Guarantors currently guarantee the Issuers' obligations under the Old Notes, issued under that certain Indenture, dated as of September 30, 1993 (the "Original Indenture"), among the Issuers, Consoltex Holdings, Inc., The Balson-Erlanger Group Ltd., LINQ Industrial Fabrics, Inc., and U.S. Bank Trust National Association (formerly First Trust National Association), as Trustee, as amended and supplemented by the Supplemental Indenture dated August 18, 1994, the Second Supplemental Indenture dated September 29, 2001, the Third Supplemental Indenture dated April 12, 2001 and the Fourth Supplemental Indenture dated January 9, 2002 (the Original Indenture, as so amended, the "Existing Indenture"). In conjunction with the Exchange Offer, the Issuers also propose to conduct a consent solicitation (the "Consent Solicitation"), upon the terms and subject to the conditions set forth in the Offering Circular and the Consent and Letter of Transmittal, to solicit the consents ("Consents") from registered holders (each, a "Holder", and collectively, the "Holders") of the Old Notes to certain waivers under and amendments to the Existing Indenture as set forth in the proposed Fifth Supplemental Indenture, to be dated as of the closing of the Consent Solicitation, among the Issuers, Consoltex Holdings, Inc., the Subsidiary Guarantors, and U.S. Bank, N. A., as Trustee, which supplemental indenture is to be qualified under a separate Form T-3 which the Issuers have filed concurrently herewith.

         No tenders of or Consents with respect to the Old Notes will be accepted before the effective date of this Application for Qualification (this "Application").

         The Exchange Offer is being made by the Issuers in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 3(a)(9) thereof. There have not been any sales of securities of the same class as the New Notes by the Issuers, nor are there any such other sales planned, by or through an underwriter at or about the time of the Exchange Offer.

         The Issuers have retained U.S. Bank, N. A. to act as the "Exchange Agent" in connection with the Exchange Offer and Consent Solicitation. The Exchange Agent will assist the Issuers by reviewing documentation submitted by tendering Holders to determine compliance with requirements of the Exchange Offer and Consent Solicitation. The Exchange Agent will not solicit Consents in connection with the Exchange Offer or make recommendations as to the acceptance or rejection of the Consent Solicitation. The Exchange Agent will be paid reasonable and customary fees for its services and will be reimbursed for its reasonable out-of-pocket expenses in connection therewith. The Issuers will also reimburse brokers and dealers for customary mailing and handling expenses incurred by them in forwarding copies of the Offering Circular and related documents to the beneficial owners of the Old Notes. Other than the foregoing, the Issuers will not pay any fees or commissions to any broker, dealer or other person in connection with the Exchange Offer and the Consent Solicitation. Regular employees of the Issuers, who will not receive additional compensation therefor, may provide information concerning the Consent Solicitation to the Holders.

         No Holder has made or will be requested to make any cash payment in connection with the Exchange Offer other than payment of any applicable taxes, in accordance with the terms of the Offering Circular and Consent and Letter of Transmittal.

                                AFFILIATIONS

3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

         (a) Consoltex and Consoltex USA are wholly owned subsidiaries of Consoltex Holdings, Inc., a corporation organized under the laws of the State of Delaware ("Holdings"). All of the outstanding shares of the capital stock of Holdings are owned by AIP/CGI, Inc., a corporation formed under the laws of Delaware ("AIP/CGI").

         (b) For purposes of this Application, the officers and directors of each Issuer named in response to Item 4 hereof may be deemed affiliates of such Issuer by virtue of the positions held by such persons with such Issuer. In addition, each of Holdings and AIP/CGI, as the direct and indirect parent, respectively, of the Issuers, are deemed to be affiliates of each of the Issuers under federal securities laws. Each of Messrs. Theodore C. Rogers, Paul J. Bamatter, Kim A. Marvin, Alex Di Palma, Ms. C. Suzanne Crawford and Ms. Antoinette Lapolla, named in response to Item 5 hereof, is also an executive officer and/or director of Holdings.

         (c) The following sets forth the names and jurisdictions of incorporation of the material subsidiaries of Consoltex USA, all of which are wholly owned by Consoltex USA. Consoltex does not have any subsidiaries.

        Name of Subsidiary                       Jurisdiction of Incorporation

Consoltex International Inc.                          Rhode Island
LINQ Industrial Fabrics II, Inc.                        Delaware
Consoltex Mexico, S.A. de C.V.                           Mexico
Rafytek, S.A. de C.V.                                    Mexico
Royalton Mexicana, S.A. de C.V.                          Mexico
Royalton de Mexico, S.A. de C.V.                         Mexico


                           MANAGEMENT AND CONTROL

4. Directors And Executive Officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors and executive officers. Indicate all offices with the applicant held or to be held by each person named.

                                 Consoltex

         The names of the directors and executive officers of Consoltex are set forth below. The mailing address for each of the directors and executive officers is 8555 Route Transcanadienne, Saint-Laurent, Quebec H4S 1Z6, Canada.


Name                     Title

Theodore C. Rogers       Chief Executive Officer, Corporate Group
Paul J. Bamatter         Vice-President, Strategic Planning, Corporate Group and Director
Alex Di Palma            Executive Vice President, Finance and Taxation, Corporate Group
C. Suzanne Crawford      Vice President, Legal Affairs and Corporate Secretary, Corporate Group
Antoinette Lapolla       Vice President and Treasurer, Corporate Group
Marcel Thibault          President and Chief Executive Officer, Textile Operations
Paul Roche               Senior Vice-President Finance, Textile Operations
Peter Nuessler           President, Sales and Marketing - Industrial and Speciality Products
Gilles Ouellet           President, Sales and Marketing - Performance Fabric Division
Angela Passarelli        President, Sales and Marketing - Home Furnishings Division


                               Consoltex USA

         The names of the directors and executive officers of Consoltex USA are set forth below. The mailing address for each of the directors and executive officers is 499 Seventh Avenue, 3rd Floor, South Tower, New York, New York 10018.

Name                                             Title

Paul J. Bamatter         President, Chief Operating Officer, Chief Financial Officer and Director
Alex Di Palma            Executive Vice-President, Finance and Taxation
C. Suzanne Crawford      Vice-President, Legal Affairs and Corporate Secretary
Antoinette Lapolla       Vice-President and Treasurer


5. Principal Owners Of Voting Securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

         The following table sets forth certain information, as of December 31, 2001, with respect to the beneficial ownership of the outstanding shares of common stock of Consoltex held by each person or entity who owns 10% or more of the shares of Consoltex's outstanding shares of common stock. The mailing address of all of the persons or entities listed below is Consoltex Holdings, Inc., c/o American Industrial Partners, 551 Fifth Avenue, Suite 3800, New York, New York 10176.

               Name                    Title of Class Owned    Amount Owned (Number of      Percentage of Voting
                                                                       Shares)                Securities Owned

Consoltex Holdings, Inc. (1)               Common Stock             83,370,286-3/5                  100%

Paul J. Bamatter (2), (4)                  Common Stock             83,370,286-3/5                  100%

Theodore C. Rogers (3), (4)                Common Stock             83,370,286-3/5                  100%

Kim A. Marvin (3)                          Common Stock             83,370,286-3/5                  100%

Marcel Thibault (4)                        Common Stock             83,370,286-3/5                  100%

Angela Passarelli (4)                      Common Stock             83,370,286-3/5                  100%

Gilles Ouellet (4)                         Common Stock             83,370,286-3/5                  100%

All executive officers and                 Common Stock             83,370,286-3/5                  100%
directors as a group (10 persons)

(1) Holdings, the parent of Consoltex, owns 100% of the outstanding capital stock of Consoltex.

(2) Mr. Bamatter, an executive officer and director of Consoltex, is also an executive officer of Holdings. Accordingly, Mr. Bamatter may be deemed to beneficially own some or all of the shares of Consoltex owned by Holdings. Mr. Bamatter disclaims beneficial ownership of any such shares.

(3) Each of Messrs. Rogers and Marvin is an executive officer and/or director of Holdings, and each is also an executive, principal and/or employee of American Industrial Partners Corporation ("AIP"). AIP is an affiliate of AIP/CGI, which owns all of the shares of capital stock of Holdings. Accordingly, Messrs. Rogers and Marvin may be deemed to beneficially own some or all of the shares of Holdings owned by AIP/CGI, and consequently, all of the shares of Consoltex held by Holdings. Messrs. Rogers and Marvin each disclaim beneficial ownership of any such share of Consoltex and Holdings.

(4) Each of Messrs. Bamatter, Rogers, Thibault and Ouellet and Ms. Passarelli are named executive officers of Consoltex and accordingly may be deemed to own all or some of the shares of Consoltex. Messrs. Bamatter, Rogers, Thibault and Ouellet and Ms. Passarelli each disclaim beneficial ownership of any such shares.

                            * * * * * * * * * *

         The following table sets forth certain information, as of December 31, 2001, with respect to the beneficial ownership of the outstanding shares of common stock of Consoltex USA held by each person or entity who owns 10% or more of the shares of Consoltex USA's outstanding shares of common stock. The mailing address of all of the persons or entities listed below is Consoltex Holdings, Inc., c/o American Industrial Partners, 551 Fifth Avenue, Suite 3800, New York, New York 10176.

Name                                  Title of Class Owned          Amount Owned           Percentage of Voting
                                                                  (Number of Shares)          Securities Owned

Consoltex Holdings, Inc. (1)               Common Stock                  581                        100%

Paul J. Bamatter (2), (4)                  Common Stock                  581                        100%
Theodore C. Rogers (3)                     Common Stock                  581                        100%
Kim A. Marvin (3)                          Common Stock                  581                        100%
Alex Di Palma (4)                          Common Stock                  581                        100%
C. Suzanne Crawford (4)                    Common Stock                  581                        100%
Antoinette Lapolla (4)                     Common Stock                  581                        100%

(1) Holdings, the parent of Consoltex USA, owns 100% of the outstanding capital stock of Consoltex USA.

(2) Mr. Bamatter, an executive officer and director of Consoltex, is also an executive officer of Holdings. Accordingly, Mr. Bamatter may be deemed to beneficially own some or all of the shares of Consoltex USA owned by Holdings. Mr. Bamatter disclaims beneficial ownership of any such shares.

(3) Each of Messrs. Rogers and Marvin is an executive officer and/or director of Holdings, and each is also an executive, principal and/or employee of AIP. AIP is an affiliate of AIP/CGI, which owns all of the shares of capital stock of Holdings. Accordingly, Messrs. Rogers and Marvin may be deemed to beneficially own some or all of the shares of Holdings owned by AIP/CGI, and consequently, all of the shares of Consoltex USA held by Holdings. Messrs. Rogers and Marvin each disclaim beneficial ownership of any such share of Consoltex USA and Holdings.

(4) Each of Messrs. Bamatter and Di Palma and Ms. Crawford and Ms. Lapolla are named executive officers of Consoltex USA and accordingly may be deemed to own all or some of the shares of Consoltex USA. Messrs. Rogers and Di Palma and Ms. Crawford and Ms. Lapolla each disclaim beneficial ownership of any such shares.

                                UNDERWRITERS

6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

     (a)      Not Applicable.

     (b) There are no underwriters of the securities proposed to be offered in the Exchange Offer.

                             CAPITAL SECURITIES

7.       Capitalization.

     (a) Furnish the following information as to each authorized class of securities of the applicant.

              (i)      Equity Securities as of December 31, 2001.

  Title of Class             Amount Authorized           Amount Outstanding

Common Stock of Consoltex           Unlimited           3,370,286-3/5 shares

Common Stock of Consoltex USA      1,000 shares              581 shares


              (ii)     Debt Securities as of December 31, 2001.

  Title of Class             Amount Authorized           Amount Outstanding

11% Series B Senior                US$120,000,000            US$120,000,000
Subordinated Notes
Due 2003, issued by the
Issuers

10.5% Convertible                  US$2,417,178              US$2,417,178
Debentures Due 2003,
issued by Holdings (1)



     (1) The 10.5% Convertible Debentures are convertible into the common stock of Consoltex at a specified price and rank equal in right of payment with the Old Notes and will rank equal in right of payment with the New Notes. Obligations of Holdings under the Convertible Debentures are guaranteed by the Issuers.

        (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

         Holders of Consoltex's and Consoltex USA's common stock are entitled to one vote for each share registered in such holders' name on all matters which such holders are entitled to vote.

                            INDENTURE SECURITIES

8. Analysis Of Indenture Provisions. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

         The New Notes will be subject to a new indenture among the Issuers, Holdings, the Subsidiary Guarantors, and U.S. Bank National Association, as Trustee (the "New Indenture"). The following is a general description of certain provisions of the New Indenture to be qualified, and the description is qualified in its entirety by reference to the form of New Indenture filed as Exhibit T3C hereto. All capitalized but otherwise undefined terms used below shall have the meanings ascribed to them in the New Indenture.

         (a) EVENTS OF DEFAULT

         Events of Default with respect to the New Indenture includes the following: (i) the Issuers default in the payment when due of interest on the New Notes and the default continues for a period of 30 days; (ii) the Issuers default in the payment when due of principal of or premium, if any, on the New Notes; (iii) the Issuers fail to comply with their obligations to make an offer to repurchase the New Notes upon occurrence of a Change of Control; (iv) the Issuers or any of the Guarantors fail to observe or perform any other covenant, warranty or other agreement in the New Indenture or the New Notes and such failure continues for 60 days after written notice of such failure shall have been given to the Issuers by the Trustee or to the Issuers and the Trustee by Holders of at least 25% in aggregate principal amount of the New Notes then outstanding; (v) a default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by either Issuer or any of their respective Subsidiaries (or the payment of which is guaranteed by either of the Issuers or any of their respective Subsidiaries), whether such indebtedness or guarantee now exists or is created after the date of the New Indenture, which default results in the acceleration of such Indebtedness prior to its express maturity or shall constitute a default in the payment of such issue of Indebtedness at final maturity of such issue and the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated or which has not been paid at maturity, aggregates $10 million or more; (vi) Consoltex or any of its Subsidiaries fails to pay final judgments aggregating in excess of $10 million, which judgments are not satisfied or stayed for a period of 60 consecutive days; (vii) certain events of bankruptcy, insolvency or reorganization of either Issuers or any of their respective Subsidiaries;
(viii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law, which order or decree remains in effect and unstayed for 60 consecutive days, that (x) is for relief against either of the Issuers or any of their respective Subsidiaries in an involuntary case; (y) appoints a Custodian of either of the Issuers or any of their respective Subsidiaries or for all or substantially all of the property of either of the Issuers or any of their respective Subsidiaries; or (z) orders the liquidation of either of the Issuers or any of their respective Subsidiaries (collectively, "bankruptcy decrees"); or (ix) except as permitted by the New Indenture, any Guarantee shall be held in a judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under the Guarantee of such Guarantor and such condition shall have continued for a period of 60 days after written notice of such failure requiring the relevant Guarantor and the Issuers to remedy the same shall have been given to the Issuers by the Trustee or to the Issuers and the Trustee by Holders of at least 25% in aggregate principal amount of the New Notes then outstanding.

         Except as otherwise provided in the New Indenture, if an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding New Notes may declare all the New Notes to be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of either of the Issuers or any of their respective Subsidiaries or relating to any of the bankruptcy decrees occurs and is continuing, all outstanding New Notes will be immediately due and payable without further action or notice. Under certain circumstances, the holders of a majority in aggregate principal amount of the then outstanding New Notes may rescind any such acceleration with respect to the New Notes and its consequences.

         Subject to the provisions of the New Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the New Indenture at the request or direction of any of the holders of the New Notes unless such holders have offered to the Trustee reasonable security or indemnity against any cost, expense or liability that might be incurred by it in compliance with such request or direction. Except as provided in the New Indenture, no holder of a New Note may pursue any remedy with respect to the New Indenture or the New Notes unless (i) such holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in principal amount of the outstanding New Notes have requested the Trustee in writing to pursue the remedy, (iii) such holders have offered the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of indemnity, and (v) the holders of a majority in principal amount of the then outstanding New Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. The holders of a majority in principal amount of the then outstanding New Notes are given the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the New Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a New Note or that may involve the Trustee in personal liability.

(b)      AUTHENTICATION AND DELIVERY OF THE NOTES AND APPLICATION OF PROCEEDS

         Two officers of each of Consoltex and Consoltex USA shall execute the New Notes for Consoltex and Consoltex USA, respectively, and each of the Issuers' seals shall be reproduced on the New Notes. A New Note shall not be valid until the Trustee or an authenticating agent (acceptable to the Issuers) manually signs the certificate of authentication on the New Note. The signature shall be conclusive evidence that the New Note has been authenticated under the New Indenture.

         There will be no proceeds resulting from issuance of the New Notes in the Exchange Offer. Upon the expiration of the Exchange Offer, all Old Notes that are properly tendered and not withdrawn in the Exchange Offer will be cancelled.

(c)      RELEASE OF PROPERTY SUBJECT TO LIEN

         Not Applicable.

(d)      SATISFACTION AND DISCHARGE

         The New Indenture shall cease to be of further effect (except as to surviving rights of registration of transfer or exchange of New Notes provided for in the New Indenture) with respect to the New Notes when: (i) all New Notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable, (2) will become due and payable at their stated maturity within one year, or (3) are to be called for redemption within one year under certain arrangements satisfactory to the Trustee, and the Issuers, in the case of clauses (1), (2) or (3) above, have irrevocably deposited or caused to be deposited with the Trustee an amount sufficient to pay and discharge the entire Indebtedness on such New Notes not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of New Notes which have become due and payable) or to the stated maturity or redemption date, as the case may be; (ii) the Issuers have paid or caused to be paid all other sums payable under the New Indenture by the Issuers; and (iii) the Issuers have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that all conditions precedent provided for in the New Indenture relating to the satisfaction and discharge of the New Indenture have been complied with.

(e)      EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

         The Issuers will deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers' Certificate stating (i) that a review of the activities of the Issuers and their respective Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Issuers have kept, observed, performed and fulfilled their obligations under the New Indenture, (ii) as to each such Officer signing such certificate, that to the best of his or her knowledge the Issuers have kept, observed, performed and fulfilled each and every covenant contained in the New Indenture and are not in default in the performance or observance of any of the terms, provisions and conditions of the New Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Issuers are taking or propose to take with respect thereto), and (iii) that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the New Notes is prohibited (or, if such event has occurred, a description of the event and what action the Issuers are taking or propose to take with respect thereto).

9. Other Obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

         The Issuers' payment obligations under the New Notes will be jointly and severally guaranteed by each of the Guarantors, provided that the obligations of any Guarantor shall be subordinated to any senior debt of such Guarantor. The following sets forth the names of the Guarantors and their respective mailing addresses:

Parent Guarantor                                 Mailing Address

       Consoltex Holdings, Inc.                  c/o Consoltex (USA) Inc.
                                                 499 Seventh Avenue
                                                 3rd Floor, South Tower
                                                 New York, New York 10018

                   Subsidiary Guarantor
       Consoltex International Inc.              c/o Consoltex (USA) Inc.
                                                 499 Seventh Avenue
                                                 3rd Floor, South Tower
                                                 New York, New York 10018

       Rafytek, S.A. de C.V.                     c/o Ritch Heather y Mueller
                                                 Amberes No. 5
                                                 06600 Mexico D.F.
                                                 Mexico

       Consoltex Mexico, S.A. de C.V.            c/o Ritch Heather y Mueller
                                                 Amberes No. 5
                                                 06600 Mexico D.F.
                                                 Mexico


                 CONTENTS OF APPLICATION FOR QUALIFICATION

         This Application comprises:

(a)      Pages numbered 1 to 17, consecutively;

(b) The statement of eligibility and qualification of the Trustee under the Indenture to be qualified on Form T-1;

(c) The following exhibits, in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

         (i) Exhibit T3A.l - Certificate of Amalgamation of AIP/CGI NB Acquisition Corp. (with Consoltex Inc.) (filed with Form 10-K (033-75176), Exhibit No. 3.1, and incorporated herein by reference).

         (ii) Exhibit T3A.2 - Certificate of Amendment (regarding change of name filed October 2, 2000 re change of AIP/CGI NB Acquisition Corp. to Consoltex Inc.) (filed with Form 10-K (033-75176), Exhibit 3.2, and incorporated herein by reference).

         (iii) Exhibit T3A.3** - Articles of Amendment of Consoltex Inc. dated December 19, 2001.

         (iv)     Exhibit T3A.4 - Certificate of Incorporation of Consoltex
                  (USA) Inc. (filed with Form 10-K (033-75176), Exhibit 3.3, and incorporated herein by reference).

         (v)      Exhibit T3A.5 - Certificate of Amendment of the
                  Certificate of Incorporation of Consoltex (USA) Inc. (filed with Form 10-K (033-75176), Exhibit 3.3, and incorporated herein by reference).

         (vi) Exhibit T3B.1 - By-laws of Consoltex Inc. (filed with Form 10-K (033-75176), Exhibit 3.5, and incorporated herein by reference).

         (vii) Exhibit T3B.2 - By-laws of Consoltex (USA) Inc. (filed with Form 10-K (033-75176), Exhibit 3.3, and incorporated herein by reference).

         (viii) Exhibit T3C* - Form of New Indenture among the Issuers, Holdings, the Subsidiary Guarantors and U.S. Bank, N. A., as Trustee.

         (ix)     Exhibit T3D - Not Applicable.

         (x) Exhibit T3E.l** - Confidential Offering Circular and Consent Solicitation Statement, dated as of January 10, 2002 (filed with Form T-3 to qualify the Fifth Supplemental Indenture, which the Issuers have filed concurrently with this Application on January 10, 2002 (the "Fifth Supplemental Indenture Form T-3"), Exhibit T3E.1, and incorporated herein by reference).

         (xi) Exhibit T3E.2** - Consent and Letter of Transmittal, dated as of January 10, 2002 (filed with the Fifth Supplemental Indenture Form T-3, Exhibit T3E.2, and incorporated herein by reference).

         (xii) Exhibit T3E.3** - Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 10, 2002 (filed with the Fifth Supplemental Indenture Form T-3, Exhibit T3E.3, and incorporated herein by reference).

         (xiii) Exhibit T3E.4** - Letter to Clients, dated January 10, 2002 (filed with the Fifth Supplemental Indenture Form T-3, Exhibit T3E.4, and incorporated herein by reference).

         (xiv) Exhibit T3E.5** - Notice of Guaranteed Delivery, dated January 10, 2002 (filed with the Fifth Supplemental Indenture Form T-3, Exhibit T3E.5, and incorporated herein by reference).

         (xv) Exhibit T3E.6** - Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (xvi) Exhibit T3F* - Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (incorporated herein by reference to pages (i) - (ii) of the Form of New Indenture filed as Exhibit T3C hereto).

-----------------------
*  Filed herewith.
** Filed in a separate Form T-3, which is being filed concurrently with this Application. All other exhibits have been previously filed.


                                 SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Consoltex Inc., a corporation organized and existing under the laws of New Brunswick, Canada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Saint-Laurent, Quebec on January 9, 2002.

(SEAL)
                                  CONSOLTEX INC.


                                  By:  /s/ Alex Di Palma
                                       -----------------------------------------
                                       Name:  Alex Di Palma
                                       Title: Executive Vice-President,
                                              Finance and Taxation

Attest:  /s/ Antoinette Lapolla
         -----------------------------------
         Name:  Antoinette Lapolla
         Title: Vice-President and Treasurer


                                 SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Consoltex (USA) Inc., a corporation organized and existing under the laws of the State of New York, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New York, USA on January
 9, 2002.

(SEAL)
                                  CONSOLTEX (USA) INC.


                                  By:  /s/ Paul J. Bamatter
                                       ---------------------------------------
                                       Name:  Paul J. Bamatter
                                       Title: President

Attest:  /s/ C. Suzanne Crawford
         --------------------------------------
         Name:  C. Suzanne Crawford
         Title: Vice-President, Legal Affairs
                and Corporate Secretary


                                              EXHIBIT INDEX

EXHIBIT                               DESCRIPTION

Exhibit T3A.l            Certificate of Amalgamation of AIP/CGI NB
                         Acquisition Corp. (with Consoltex Inc.) (filed with Form 10-K (033-75176), Exhibit No. 3.1, and incorporated herein by reference).

Exhibit T3A.2            Certificate of Amendment (regarding change of name
                         filed October 2, 2000 re change of AIP/CGI NB
                         Acquisition Corp. to Consoltex Inc.) (filed with
                         Form 10-K (033-75176), Exhibit 3.2, and
                         incorporated herein by reference).

Exhibit T3A.3**          Articles of Amendment of Consoltex Inc. dated
                         December 19, 2001.

Exhibit T3A.4            Certificate of Incorporation of Consoltex (USA)
                         Inc. (filed with Form 10-K (033-75176), Exhibit
                         3.3, and incorporated herein by reference).

Exhibit T3A.5            Certificate of Amendment of the Certificate of
                         Incorporation of Consoltex (USA) Inc. (filed with
                         Form 10-K (033-75176), Exhibit 3.3, and
                         incorporated herein by reference).

Exhibit T3B.1            By-laws of Consoltex Inc. (filed with Form 10-K
                         (033-75176), Exhibit 3.5, and incorporated herein by reference).

Exhibit T3B.2            By-laws of Consoltex (USA) Inc. (filed with Form
                         10-K (033-75176), Exhibit 3.3, and incorporated herein by reference).

Exhibit T3C*             Form of New Indenture among the Issuers, Holdings,
                         the Subsidiary Guarantors and U.S. Bank Trust
                         National Association, as Trustee.

Exhibit T3E.l**          Confidential Offering Circular and Consent
                         Solicitation Statement, dated as of January 10,
                         2002 (filed with Form T-3 to qualify the Fifth
                         Supplemental Indenture, which the Issuers have filed concurrently with this Application on January 10, 2002 (the "Fifth Supplemental
                         Indenture Form T-3"), Exhibit T3E.1, and incorporated herein by reference).

Exhibit T3E.2**          Consent and Letter of Transmittal, dated as of
                         January 10, 2002 (filed with the Fifth
                         Supplemental Indenture Form T-3, Exhibit T3E.2, and incorporated herein by reference).

Exhibit T3E.3**          Letter to Brokers, Dealers, Commercial Banks,
                         Trust Companies and Other Nominees, dated January
                         10, 2002 (filed with the Fifth Supplemental
                         Indenture Form T-3, Exhibit T3E.3, and
                         incorporated herein by reference).

Exhibit T3E.4**          Letter to Clients, dated January 10, 2002 (filed
                         with the Fifth Supplemental Indenture Form T-3,
                         Exhibit T3E.4, and incorporated herein by reference).

Exhibit T3E.5**          Notice of Guaranteed Delivery, dated January 10,
                         2002 (filed with the Fifth Supplemental Indenture
                         Form T-3, Exhibit T3E.5, and incorporated herein by reference).

Exhibit T3E.6**          Guidelines for Certification of Taxpayer
                         Identification Number on Substitute Form W-9
                         (Filed with Fifth Supplemental Indenture Form T-3,
                         Exhibit T3E.6, and incorported by reference herein).

Exhibit T3F*             Cross reference sheet showing the location in the
                         New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

*   Filed herewith.
** Filed in a separate Form T-3, which is being filed concurrently with this Application.
All other exhibits have been previously filed.


                                                                Exhibit T3F

                           CROSS-REFERENCE TABLE*


TRUST INDENTURE                                                INDENTURE SECTION
ACT SECTION

310 (a)(1).......................................................     7.10
    (a)(2).......................................................     7.10
    (a)(3).......................................................     N.A.
    (a)(4).......................................................     N.A.
    (a)(5).......................................................     7.10
    (b)..........................................................     7.10
    (c)..........................................................     N.A.
311 (a)..........................................................     7.11
    (b)..........................................................     7.11
    (c)..........................................................     N.A.
312 (a)..........................................................     2.05
    (b)..........................................................     11.03
    (c)..........................................................     11.03
313 (a)..........................................................     7.06
    (b)(1).......................................................     N.A.
    (b)(2).......................................................     7.06
    (c)..........................................................     7.06;11.02
    (d)..........................................................     7.06
314 (a)..........................................................     4.03;11.02
    (b)..........................................................     N.A.
    (c)(1).......................................................     11.04
    (c)(2).......................................................     11.04
    (c)(3).......................................................     N.A.
    (d)..........................................................     N.A.
    (e)..........................................................     11.05
    (f)..........................................................     N.A.
315 (a)..........................................................     7.01
    (b)..........................................................     7.05,11.02
    (c)..........................................................     7.01
    (d)..........................................................     7.01
    (e)..........................................................     6.11
316 (a)(last sentence)...........................................     N.A.
    (a)(1)(A)....................................................     6.05
    (a)(1)(B)....................................................     6.04
    (a)(2).......................................................     N.A.
    (b)..........................................................     6.07
    (c)..........................................................     2.13
317 (a)(1).......................................................     6.08
    (a)(2).......................................................     6.09
    (b)..........................................................     2.04
318 (a)..........................................................     11.01
    (b)..........................................................     N.A.
    (c)..........................................................     11.01

N.A.  means not applicable.
*This Cross-Reference Table is not part of the New Indenture.